Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: July 19, 2018

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

CORPORATE PARTICIPANTS

Gregory D. Carmichael Fifth Third Bancorp - Chairman, President & CEO

James C. Leonard Fifth Third Bank - Executive VP & Treasurer

Lars C. Anderson Fifth Third Bancorp - Executive VP & COO

Sameer Shripad Gokhale Fifth Third Bancorp - Senior Director of Investor Relation

Tayfun Tuzun Fifth Third Bancorp - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Christopher William Marinac FIG Partners, LLC, Research Division - Director of Research

David Joseph Long Raymond James & Associates, Inc., Research Division - Senior Analyst

Erika Najarian BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

Geoffrey Elliott Autonomous Research LLP - Partner, Regional and Trust Banks

Gerard S. Cassidy RBC Capital Markets, LLC, Research Division - Analyst

John G. Pancari Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Kenneth Michael Usdin Jefferies LLC, Research Division - MD and Senior Equity Research Analyst

Matthew D. O’Connor Deutsche Bank AG, Research Division - MD

Michael Lawrence Mayo Wells Fargo Securities, LLC, Research Division - MD, Head of U.S. Large-Cap Bank Research & Senior Analyst

Robert Scott Siefers Sandler O’Neill + Partners, L.P., Research Division - Principal of Equity Research

PRESENTATION

Operator

Good morning. My name Caitlyn, and I will be your conference operator today. At this time, I would like to welcome everyone to the Fifth Third Bancorp Second Quarter 2018 Earnings Call. (Operator Instructions) Thank you. Sameer Gokhale, Head of Investor Relations, you may begin your conference.

Sameer Shripad Gokhale - Fifth Third Bancorp - Senior Director of Investor Relation

Okay, Thank you, Caitlyn. Good morning, and thank you all for joining us. Today, we’ll be discussing our financial results for the second quarter of 2018. This discussion may contain certain forward-looking statements about Fifth Third pertaining to our financial condition, results of operations, plans and objectives. These statements involve risks and uncertainties that could cause results to differ materially from historical performance and these statements. We’ve identified some of these factors in our forward-looking cautionary statement at the end of our earnings release and in other materials, and we encourage you to review them. Fifth Third undertakes no obligation to and would not expect to update any such forward-looking statements after the date of this call. Additionally, we will also be discussing the proposed merger of MB Financial Inc. and Fifth Third Bank Corp. This discussion may contain certain forward-looking statements about Fifth Third and MB Financial and combined entity pertaining to our financial condition and results of operations, plans and objectives. These statements also involve risks and uncertainties that could cause results to differ materially from historical performance in these statements. We’ve identified some of these factors in our forward-looking cautionary statement at the end of the earnings release and in other materials, and we encourage you to review them. We undertake no obligation to and would not expect to update any such forward-looking statements after the date of this call. The subject matter discussed today is addressed in a proxy statement and prospectus filed with the SEC. We urge you to read it because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of MB Financial Inc. in connection

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

with the proposed transaction, is set forth in the proxy statement and prospectus filed with the SEC. Reconciliations of non-GAAP financial measures referenced during today’s conference call are included in our earnings release, along with other information regarding the use of non-GAAP financial measures. A copy of our most recent quarterly earnings release can be accessed by the public in the Investor Relations section of our corporate website, www.53.com. This morning, I’m joined on the call by our President and CEO, Greg Carmichael; CFO, Tayfun Tuzun; Chief Operating Officer, Lars Anderson; Chief Risk Officer, Frank Forrest; and Treasurer, Jamie Leonard. Following prepared remarks by Greg and Tayfun, we’ll open the call up for questions. Let me turn the call over now to Greg for his comments.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Thanks, Sameer, thank you for joining us this morning. Earlier today, we reported second quarter 2018 net income available to common shareholders of [$563 million] and earnings of $0.80 per share. Included in these results are several items in for the Investor presentation. On a net basis, these items stay positive impact of [$0.17] on reported earnings per share. Excluding these items, our core EPS was [11%] on a sequential basis and up 37% year-over-year. Our financial results for the quarter were strong and our continued focus oin driving profitable revenue growth, managing expenses prudently and disciplined underwriting. I’m also pleased that we are realizing the benefits of several initiatives we have implemented under project North Star. We’ll discuss the heights of the quarter, I’d like to make a few observations about the macroeconomic environment. Recent economic data has shown acceleration in GDP growth. Labor markets are strong and the unemployment rate is still very low but the labor shortage may contain GDP growth. Recent discussions about tariffs have also created uncertainty as may be noted now is now in the second longest period of economic expansion on record. it is unclear how long the positive momentum will continue. To the current economic environment, we believe that it is prudent to remain cautious and to maintain a disciplined focus on credit quality and profitability. Moving on to our quarterly results. Our financial performance for the second quarter and continued to reflect the benefits of actions we undertook under project North Star. Commercial loan originations were strong, even though we remain focused on disciplined underwriting and client selection during the quarter. Commercial middle-market originations were up over 25% year-over-year, their highest levels in years, while corporate banking originations increased by 28% year-over-year, the record high during the quarter. This strong growth partly reflects the benefit of our commercial client expense initiative, or CCEI, which we implemented earlier this year. You may recall that CCI was an end-to-end process redesign initiative. Recent results show that we have reduced cycle times in middle market lending by 30% to 35%, exceeding our original expectations. The reduced record times commercial become more productive very strong high quality growth and loan originations. Average credit card balances were up a very healthy [7%] year-over-year, while card purchase volume was up 10% year-over-year. One of our initiatives under project North Star was to deploy advanced analytics in the credit card business in order to improve activation and usage rates. We have already started to see the benefits, as growth in our credit card purchase volume was significantly outpacing competitors in our footprint. This is a meaningful shift from a year ago when we lagged our peers. Fee income reflected a very strong growth in corporate banking revenue and a strong pipeline, as we entered the second quarter. Total corporate banking revenue grew [at] 36% sequentially to $120 million. During the quarter, we have begun to see the benefits of the implementation of Vision 2020, which was also part of North Star. Vision 2020 is the digital redesign of our financial risk management interface, which allows our commercial clients to interact in realtime environment and make better decisions using market data. Our team is focused on offering the right products executing well and delivering on strong customer experience is helping to drive these results. A great example is corporate capital, the healthcare M&A firm which we acquired in February. I’m very pleased with out corporate bank results, and we expect to build on this momentum going forward. We recently completed the implementation of our new mortgage loan origination system across all of our channels. The new mortgage loan systems significantly improves our capacity to originate mortgages enhances the efficiencies of our processes. Although the mortgage business is currently under pressure, we feel very tight gain on sale margin and lower maturities. We expect to see the benefits of our new origination system over time. During the quarter, we expanded our wealth of management tools with the launch of to file an automated investment advisor platform. (inaudible) will enable Fifth Third to build upon our established advisor-led approach integrated digital experience. (inaudible) we talked about our Investor Day, with use of financing across our bank, including the deployment of geoscience capabilities to help optimize our branch network. In the second quarter, we leveraged these newly developed analytical capabilities to evaluate our physical branch network. This evaluation is supported 3 plan, which will result in the closure of approximately 100 to 125 branches, mostly in legacy store growth areas, while opening roughly the same number in higher-growth locations with more attractive demographics. We believe this plan is the right long-term strategy to increase households and fully support revenue and deposit growth. We continue to enhance our digital capabilities but believe the physical branches is still relevant and plays an important role in giving customers and integrated making expense. As we strategic close branches will continue to invest in our digital capabilities. We are already positive results from our digital investments. When the consumer front new checking account production volumes through digital channels were up approximately 50% year-over-year. Additionally, 54% of our total consumer deposits were made through our mobile and digital ATM channels and nearly 2/3 of all customer transactions are now completed

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

digitally. We also see a substantial benefits on the commercial side. We’ve recently launched a managed papal solution and advanced electronic FX platform. In addition, we continue to see strong enrollment growth in our commercial quarter. Although we have primarily focused on our digital capabilities in footprint, our architecture is structured to give us the flexibility to expand outside our current footprint. Our digital transformation efforts have received a significant amount of industry recognition. I was pleased that Tim Spence, who heads our Payments, Strategy and Digital Solutions teams, was recently named Digital Banker of the year by America — American Bankers Association. This award was well deserved for Tim’s efforts and leads Fifth Third’s digital transformation. As I touched on earlier, our focus on managing expenses continues, while we invest for future growth. In the second quarter, we completed another phase of workforce reductions. These reductions were primarily concentrated in back offices and support functions, and we incurred a [$90 million] charge related to severance expense. We expect to reduce headcount to generate an additional $80 million in expense savings over the next 12 months. Although these reductions have been difficult decisions, we believe they right decisions for our bank and then not only reduce expenses but also result in most redeeming processes across our businesses. During the credit quality, our results continue to reflect the benefit of actions we took to reduce volatility, our credit losses and improve the resiliency of our balance sheet. In 2016 and 2017, we exited $5 billion of loans that did not meet our risk or return requirements. We announced this in 2016 as part of our balance sheet optimization goal within North Star. As we invest in these loans, we remain focused on disciplined client selection, we have continued to see an improvement in key forward indicators of credit quality. Our [criticized] asset ratio decreased significantly [to] 3.87% from [4.83%] in the first quarter and 5.5% in the second quarter of 2017. We believe that our criticized ratio has moved from one of the highest in our peer group to one of the lowest over the last 2 years. This improvement should bode well for us, especially when the economic cycle turns. As you see from these highlights, our North Star initiatives are progressing very well, and we’re seeing the benefits in our results. We expect North Star’s remaining initiatives to be executed by the end of this year. This timeline is well in line with our plan to integrate MB Financial as the transaction closes. During the second quarter, we received the results of our CCAR submission, and we’re very pleased with the outcome. As expected, we received a non-objection to our capital plan, allowing us to increase our dividend by 33% and increased capital deployment for share repurchases by 42% compared to last year’s CCAR submission. We view the non-objection as very positive, and we are pleased that we were allowed to continue to return capital to our shareholders without waiting for a response to our upcoming resubmission pro forma for MB Financial. We continue to make good progress towards the close of MB and have a similarly and experienced team from both companies and move forward with our integration plan. Tayfun will provide additional details on our progress but the key areas of focus is on employee and customer retention. As I mentioned, we announced the transaction. Mitch, the CEO of MB Financial, will continue as Chairman and CEO of the combined franchise in Chicago. Several members of Mitch’s current leadership team will lead the business going forward, complemented by the members of the Fifth Third team in Chicago. We have identified specific roles for these individuals and enjoy will report directly to Mitch. We believe that retaining talented leaders from both organizations will serve to help both employee as well as customer retention. We are maintaining rigid communication with employees from both companies and are also conducting listening — customer listening sessions on a one-on-one basis. The listening sessions are meant to adjust any questions or concerns that the customers may have. We are pleased that we have seen minimal employee or customer disruption since we announced the acquisition. With the organization structure in place and the right team members to lead the integration efforts, we are confident that we’ll be able to realize the cost savings we announced in May. At the time we announced them, we intentionally explored the revenue synergies we discussed in the financial impact of the acquisition. Based on our current analysis, which is still ongoing, we expect to achieve between $60 million and $75 million in pretax income from revenue synergies by year 3. We intend to update you with additional details on these benefits between now and closing. A larger part of the revenue synergies is in our combined Commercial Banking business. We intend to realize these synergies by leveraging MB’s capabilities in core middle-market EBL and leasing across our footprint. We also plan to expand business relations with current MB commercial customers in Chicago, while offering our more comprehensive set of capital markets and treasury management products and services. With the addition of revenue synergies, we expect the [IRR] from the transaction to increase an additional 150 to 200 basis points and a tangible book value of earn back and decrease from 6.8 years to 5.9 years. When we tend to believe that the economics of this transaction are very compelling and look forward to sharing our progress with you over the course of the year. I’d like to want to again thank our employees for their hard work, dedication and for always keeping the customer at the center, which is evident in our financial results, and we’re pleased to have recently received the validation of our efforts from 2 separate independent third parties: First, Kipplingers just named Fifth Third the best regional bank and runner-up for the best private bank across the entire U.S. based on the strength of our offerings. We are the only bank mentioned in both categories. And our decision to side and sustain, one, a [28-team] specialty achievement in geosciences award, which recognizes organizations across the globe for making significant investments in the scientific floor of geosciences. We received this award for the innovative work related to our branched network analytics. I was pleased we were again able to deliver strong results, and we remain on track to achieve our North Star targets. Without time, I’ll turn to discuss our second quarter results and our current outlook.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Thanks, Greg. Good morning, and thank you for joining us. Let’s move to the financial summary on Slide 4 of the presentation. As Greg mentioned, during the quarter, NIM expansion, strong commercial loan originations, diligent expense management and significant improvement in key credit quality indicators, reflected the progress we have made to enhance our financial performance, while maintaining the resiliency of our balance sheet. We reported results were positively impacted by the items noted on Page 1 of our release. The most significant item was a $205 million pretax gain from the sale of the WorldPay shares. We believe the timing of this sale and the expected return of capital by buybacks in the coming quarters will be rewarding for our shareholders, given the recent trading range of our stock. The remaining unrealized gain in our WorldPay stake is approximately $400 million based on their current stock price. Our ownership percentage is about 3.3%, and at this level, we continue to use the equity method of accounting. This sale also generated [$120 million] in incremental pretax TRA benefits to be recognized over the 15-plus years. The gain, along with a $11 million positive pretax benefit from GreenSky’s IPO, was partially offset by a $30 million branch network optimization charge, $19 million in pretax compensation expense, which primarily related to our workforce reduction, a $10 million pretax charge related to the Visa total return swap and a $10 million pretax contribution to the Fifth Third Foundation. Excluding these items, our underlying core ROA and ROTE metric continue to substantially improve. Core ROA of 1.33% improved 10 basis points sequentially, with core ROTCE of 14.6% improving 1.3% from our adjusted first quarter results. Moving to Slide 5. During the second quarter, average total portfolio loans were flat compared to the first quarter of 2018. Growth in C&I and personal loans was offset by decreases in home equity loans and commercial leases. Commercial loan growth of 1% was driven by strong origination activity in both middle market and large corporate loans. As Greg mentioned previously, our corporate banking originations this quarter were the highest ever and commercial middle-market organizations were the highest in years. However, payoffs near the end of the quarter were elevated, which resulted in slightly slower-than-anticipated loan growth for the quarter. Much of the pay down activity was the result of clients tapping the capital markets, and we were able to capture Capital Markets fees associated with those paydowns. Assuming the rhetoric around trade wars subsides, we expect to achieve our previously discussed loan growth targets for the year. On the topic of tariffs, it is still too early to tell whether they will have much of an impact on our clients’ businesses. Our discussions with them indicate that they intend to pass the higher cost on to their customers but it is unclear whether they will be able to achieve a complete offset, which may affect their profitability and growth plans. We will continue to monitor this situation closely. Average C&I balances were up 1% or approximately $510 million compared to the first quarter of 2018 and were up 2% or approximately $690 million year-over-year. The sequential increase in average C&I balances was partially offset by a 3% decline in commercial leases. We expect commercial leases to continue to decline another $150 million through the end of the year. This reflects our goal to decrease our exposure to non-relationship-based leases that have historically experienced significant fluctuations in asset values. Similar to prior quarters, price competition in commercial lending remains aggressive. We are continuing to focus on striking an appropriate balance among growth, risk management and profitability. Average commercial real estate loan balances were flat sequentially in the second quarter, with mortgage down 1% and construction up 2%. We will continue to maintain a cautious approach in commercial real estate lending, particularly in certain segments of multi family, given where we are in the cycle. We currently expect our end-of-period total commercial portfolio to grow by about 3% sequentially in the third quarter. Over the full year, we expect the portfolio to grow by 4%, including the impact of the planned runoff of our national leasing business. In Consumer, average loans were down 1% sequentially and flat year-over-year but were up 2% year-over-year, excluding autos. Auto loans were down 5% year-over-year, reflecting the ongoing impact of our decision to curtail originations and redeploy capital elsewhere. The rate of decline in the auto portfolio should continue to slow, as we expect originations to increase to about $4 billion in 2018 from $3.7 billion in 2017. Higher origination levels reflect a more attractive returns we’ve been seeing so far this year. Average Residential Mortgage loans were flat sequentially and up 1% year-over-year, with continued balance sheet retention of jumbo mortgages and ARMs. Separately, we acquired a $2 billion servicing portfolio to be onboarded in the third quarter, bringing the total acquired servicing portfolio to $14 billion since the beginning of last year. Our average credit card portfolio was flat sequentially but balances grew by 7% year-over-year, as we are starting to see the benefits of lower stock. We expect card balance growth in the mid-to-high single digits for 2018. Personal and other consumer loans increased 8% sequentially to $1.7 billion. This quarter, we also launched a new digital lending enhancement that allows our customers to apply for a loan on our mobile app and receive funds almost instantly. We believe that we are one of the only banks to offer this. In the third quarter, we expect total end-of-period consumer loan balances to be relatively flat compared to the second quarter. For 2018, we expect end-of-period loan growth of approximately 1%, reflecting continued mortgage origination weakness. Excluding indirect auto loans, we expect consumer loan growth of about 2%. On average, investment portfolio increased 1% in the second quarter, as market dynamics led to a few opportunistic purchases. We expect to maintain our portfolio balance at roughly the same level in the third quarter. We have solid deposit performance in household growth in the second quarter. Average core deposits were up 1% sequentially. An increase in interest-bearing commercial and consumer account balances was partially offset by lower commercial demand account balances. As is typical in a rising rate environment, we continue to experience deposit migration from demand deposits to interest-bearing accounts. Overall, deposit markets have been very competitive, particularly for operational and commercial deposits. Despite the environmental pressures, we believe we have an opportunity to steadily grow

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

the consumer book, leveraging our recent success in driven direct marketing. In addition, over the long term, our decision to open new branches in high-growth markets will enable our retail franchise to support a higher deposit growth rate. From a profitability perspective, these new branches will be more efficient as they will be highly automated, smaller in size and require lower staffing levels than the branches we are planning to close. Taxable equivalent net interest income of $1.024 billion was up $25 million or 3% from the first quarter, reflecting higher short-term market rates, higher day counts and growth in middle market C&I loans. The NIM increased 3 basis points from the first quarter to 3.21% and has expanded 20 basis points on a year-over-year basis. The sequential improvement was primarily driven by higher short-term market rates and growth in higher-yielding commercial loans, partially offset by a higher day count and incremental commercial deposit pricing pressure, as I mentioned earlier. Our cumulative data, leading up to the June 2018 fed hike, was 29%, with consumer in the [low 20%s] and commercial in the [high 40%s] The March rate hike resulted in a [beta] of approximately 45%, and we expect the June rate increase to result in [EBITDA] of approximately 50%. We expect incremental increases in deposit betas with additional rate hikes. The NIM in the third quarter of 2018 should be flat from the second quarter, despite a 2 basis point negative impact on the day counts. We expect full year [2018] NIM to be between 3.2% and 3.22%, including the impact of the September rate hikes. The slight change in our outlook from last quarter reflects the expectation of increased deposit betas. Embedded in our forecast is about a 10-basis point increase in interest-bearing deposit rates in each of the next 2 quarters. We expect our third quarter net interest income to be up approximately between 1% and 2% sequentially to $1.04 billion, which is largely a function of expected commercial loan growth in day counts. For the full year of 2018 we currently expect NII to grow by 7% from the adjusted 2017 NII of approximately $4.12 billion. Excluding the impact of the noncore items, noninterest income in the second quarter increased 3% sequentially. The improvement was driven by a record quarter in corporate banking revenue and solid growth in card and processing revenue, partially offset by a seasonal decrease in wealth and asset management revenues. Mortgage banking net revenue of $53 million was down $3 million sequentially. Originations of $2.1 billion were 35% higher than the first quarter but the second quarter gain on sale margin at [166] basis points was tighter than we expected and 23 basis points lower compared to the first quarter. We expect margins to continue to be tight during the remainder of the year. During the quarter, approximately 75% of our origination mix consisted of purchase volume with 2/3 of our originations force from the retail and direct channels and the remainder with the corresponding channel. Sequential growth in corporate banking revenue of [$32 million] or 36% exceeded our previous guidance of a 20% to 25% increase. The improvement was primarily driven by strong broad-based capital markets revenue growth, led by corporate bond fees and loan syndication revenue. With the rollout of the North Star initiatives, we believe we have the right long-term strategies in place to generate sustainably higher growth in corporate banking revenue in the future. Our solid pipeline of deals, as well as the impact of the strategic investments and acquisitions, should help us generate corporate banking fees between $110 million and $120 million in the third quarter, even as it tends to be a slower quarter in the capital markets, and of course, subject to market conditions. Deposit service charges remained unchanged from the first quarter. Card and processing revenue was up 6% sequentially, reflecting seasonally higher credit and debit transaction volume, partially offset by higher rewards expense. Results in our credit card business reflects the benefit of continued investments in card analytics, driving faster growth compared to the industry. Total wealth and asset management revenue of $108 million was down 4% sequentially, primarily driven by seasonally strong tax-related private client service revenue in the previous quarter. Year-over-year growth in Wealth Management was 5%. For the third quarter of 2018, we expect these to be about $600 million or up approximately 6% from adjusted noninterest income in the second quarter. For the full year of 2018, we continue to expect fees to be approximately $2.35 billion. We remain focused on disciplined expense management, while continuing to invest for revenue growth. Reported noninterest expenses decreased 1% sequentially. Excluding the onetime items recognized in both quarters, expenses were down 3% and lower than our guidance [for] a 2% decline. Third quarter expenses are expected to be down another 1% from the reported second quarter level, even though we expect to invest more in marketing to support household growth. Our direct marketing efforts have been very successful and have driven year-over-year household growth of 4%, generating IRR significantly higher than even our most optimistic assumptions. Leveraging this success, particularly in our high-growth top Eastern markets, we will continue to address in additional marketing efforts. Close to 1% of our expense growth in 2018 is expected to come from the increase in our marketing budget. In addition to higher marketing expense, we also expect to have higher incentive compensation expense directly tied to performance and elevated business activity. This increase in marketing expense should be partly offset by reduced compensation expenses related to the headcount reduction. This dynamic reflects our desire to achieve expense saves to invest in revenue growth opportunities in all business lines. The reduction in compensation expenses will start impacting our run rate in the third quarter with a greater impact in the fourth quarter and beyond. At this time, our expense guidance range for 2018 remains the same as last quarter, adjusting for the noncore items disclosed in our earnings release. Our adjusted efficiency ratio for the second quarter was 63%, excluding the low-income housing amortization expense, which all bears reflect in our tax line, our efficiency ratio was 60%. We expect our efficiency ratio to continue to decline in the second half of this year. For the full year of 2018, we expect it to be slightly [above] 60%, excluding the impact of low-income housing amortization expense. Of course, in 2020 and beyond, the combination of the North Star outlook and the MB Financial acquisition significantly changes the direction of our efficiency ratio. Wrapping up the expense and revenue discussions, I want to reiterate that we expect to achieve positive operating leverage for the year as well as for the last 2 quarters of the year. Second

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

quarter credit results continue to follow a positive trend, reflecting the impact of deliberate actions that we executed to reduce high risk exposures during the past 2 years and an ongoing emphasis on disciplined client selection as a credit risk management tool. The [criticized] asset ratio, a key leading indicator of credit quality, continues to improve. At the end of the second quarter, criticized assets declined $562 million sequentially, with the criticized asset ratio decreasing to 3.87% from 4.83% last quarter, its lowest level in almost [20] years. Net charge-offs were $94 million or 41 basis points, up 5 basis points from the first quarter of 2018 and up 13 basis points from last year. Commercial charge-offs [were] 34 basis points, up 13 basis points from the first quarter and up 17 basis points year-over-year. Consumer net charge-offs of [52] basis points were down 8 basis points sequentially and were up 6 basis points year-over-year. Total portfolio nonperforming loans and leases were $437 million, down 28% from last year and down 3% from the previous quarter. The sequential decrease was primarily due to 35% decline in C&I NPLs. As a result of historically low criticized assets and level of NPLs, the reserve ratio declined 7 basis points to 1.17%. As we remind you every quarter, the current economic backdrop continues to support a relatively stable credit outlook. We nevertheless caution you that we could potentially experience some upward pressure in the future, as we are generally in a very benign credit environment. Having said that, for the second half of the year, we expect both our charge-off ratios and dollar charge-offs to be below the first half numbers. Capital levels remained very strong during the second quarter. Our Common Equity Tier 1 ratio was 10.9%, up 9 basis points sequentially, reflecting the partial sale of our remaining WorldPay stake. Our tangible common equity ratio, excluding unrealized gains and losses, increased 19 basis points from last quarter to 9.33%. During the quarter, we initiated and settled a $235 million share repurchase, which concluded our 2017 CCAR plan. We also raised our common dividend by $0.02 during the quarter to $0.18 per share. As Greg mentioned, we are very pleased with the CCAR 2018 results, including our ability to continue to return capital to shareholders under our original CCAR submission, while we resubmit our capital plan to include MB’s results. At this time, we are waiting to hear from the Fed regarding the details associated with the resubmission process. Our near-term and long-term capital targets remain the same as before. At the end of the second quarter, common shares outstanding were down almost 7 million shares or 1% compared to the first quarter and down 61 million shares or 8% compared to the last year’s second quarter. Book value and tangible book value were up 8% and 7% from last year, respectively. With respect to taxes, our second quarter rate of 15.5% was impacted by the WorldPay gain and other items disclosed in our release. Excluding these items, our tax rate was approximately 13.3%. We expect our tax rates for the full year to be in the 16% to 16.5% range. Excluding the items in our specific 2018, we would expect our long-term tax rate to be in the 15.5% to 16% range. Slide 13 provides an update on the primary North Star focus areas we discussed at Investor Day. Our progress in implementing those initiatives and the remaining work we have left to do between now and the end of 2018. As Greg discussed previously, we expect to be substantially complete with the work prior to the acquisition closing and conversion. In fact, as you heard from him earlier, we have already begun to see substantial benefits from implementing several of these initiatives across middle-market loans, capital markets, credit card analytics and credit quality improvement. Recall that last quarter, we revised our fourth quarter of 2019 ROA and ROTCE targets to reflect our confidence in retaining the vast majority of the benefits from the 2018 tax legislation. During our announcement of the MB acquisition, we further raised our fourth quarter of 2019 targets to reflect the expected impact of the additional cost reduction initiatives we announced on our last earnings call. The completion of the remaining North Star implementation work this year aligns well with the timing of the MB Financial integration. One of our key strengths as an organization is the ability to execute against our goals, as we have demonstrated over the last 2.5 years. Given the number of items in our line of sight, they are expected to positively impact our results over the next 2 years, including the MB acquisition, we simplified our financial targets to provide guidance for the full year of 2020. We believe this will provide the most appropriate and informative view of our expected outcomes from all activities. Based on our current forecast and given the assumption that MB merger closes in the early part of 2019, we expect to achieve an ROTCE of 18-plus percent and ROA between 1.55% and 1.65% and an efficiency ratio in the [low 50s] range, excluding LIH expense for the full year of 2020. Slide 14 provides more detail on the expected financial benefits of additional actions I touched on briefly. As Greg mentioned in his remarks, we are implementing a comprehensive plan to redesign our retail branch network by reallocating our resources to higher-growth markets. Utilizing the results of our proprietary technology to assess the health of our branch network across thousands of dimensions, we plan to open 100 to 125 branches, predominantly in the Southeast, and close 100 to 125 branches within our Midwest footprint, excluding MB, over the next 36 months. We expect that these actions will enable us to preserve the profitability of our retailing franchise in the North and invest in the Southeast for higher household revenue and deposit growth. During the quarter, we reduced headcount, primarily in the back office and staff areas. We expect these actions to result in approximately $80 million pretax reduction in annualized compensation expenses. We are also evaluating additional expense saves in the procurement area and are using a third-party consulting firm to help during this process. We hope to share the results with you later this quarter. Combining the reduction in compensation and the work in procurement as well as other ongoing efforts, we expect to achieve expense efficiencies of between $100 million to $125 million on an annualized basis, when fully implemented. As I mentioned earlier, we intend to reinvest a portion of these savings in marketing to boost our household and revenue growth opportunities. We expect our forward-looking guidance on revenues to reflect these benefits. The impacts of these actions are all incorporated into our 2019 and 2020 performance targets. As expected, the composition of expense savings in new investments change with the market conditions and new capabilities, as we develop them, but we intend to keep all of our targets at the levels

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

we previously forecasted, or better, going forward. Now that we’ve discussed our update on North Star, I want to spend a few minutes reviewing our recently announced acquisition of MB Financial, with a focus on updates since the call in May. As Greg mentioned, this transaction adds significant value to our shareholders. We remain very confident in our ability to reduce expenses by $255 million, reflecting the in-market nature of the acquisition. When we announced the transaction, we discussed several expected financial metrics without assuming any revenue synergies. Those revenue synergies included the economics of the transaction become even more compelling. We estimate that by the third year of the acquisition, we can drive incremental annual pretax income of $60 million to $75 million based on these synergies. We plan to leverage MB’s expertise in national asset-based lending and leasing to our footprint, with a focus on middle-market companies. We believe we can also generate additional benefits from utilizing our larger balance sheet and leveraging our capital market capabilities across MB’s customer base. The impact of these additional opportunities on deal economics is substantial, as Greg mentioned previously. Post announcement, we have continued to make steady progress towards completing the transaction. We are focused on finalizing the structure of the management team and organization post close, developing integration teams and retaining employees and customers. We believe we have very complementary capabilities and plan to adopt the blended approach with best practices from both organizations. So in summary, I would like to reiterate a few points. We reported strong financial results for the quarter and the benefits of North Star are becoming more apparent in our performance. We shared our progress on North Star and remain on track to substantially complete the initiatives by the end of this year. This timeline aligns well with the start of the MB integration work after the transaction closes. The economics of the MB acquisition are compelling, even without revenue synergies, but we shared our expectations for revenue synergies with you today to provide a more complete picture of the economic benefits of the deal. In addition, we took additional measures to reduce costs and generate significant annual savings. Today, we also announced in (inaudible) towards optimizing our branch network. Over the last 2.5 years, we have communicated what we intended to achieve in the timeline for implementation and executed very effectively on those plans. We expect to continue to do so and are confident in achieving our financial and strategic objectives. With that, let me turn it over to Sameer to open the call up for Q&A.

Sameer Shripad Gokhale - Fifth Third Bancorp - Senior Director of Investor Relation

Thanks, Tayfun. (Operator Instructions) During the question-and-answer session, please provide your name and that of your firm to the operator. Caitlin, please open the call up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from the line of Geoff Elliott with Autonomous Research.

Geoffrey Elliott - Autonomous Research LLP - Partner, Regional and Trust Banks

It kind of feels as if there are a couple of changes on the outlook that you referenced to expenses being at the low end of the [4.0% to 4.1%] is gone then the net interest income outlook is a bit lower. I know you touched on some of that in the prepared remarks but can you just summarize in a nutshell what’s behind those changes? What’s changed since the last time you spoke on this?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Sure. Let me start with the expenses, Geoffrey. As we have disclosed, we have taken a couple of actions this quarter. Headcount reduction, I think, you’ll probably see the full impact of that in the fourth quarter and obviously, we said it has an [$80 million] impact on our full year run-rate basis, and we will see that, obviously, in 2019. But at the same time, we have increased our investments in marketing. We are seeing very good results in our retail business. We are also allocating a little bit more money into credit cards and marketing. These are direct-marketing actions that we’ve been developing internally with heavy analytical content. And it’s impacting our household growth relative to the industry fairly significantly. So we decided to push that button a little bit harder for future revenue growth. And the procurement savings, our — the study is going on, that probably is also going to have a broader impact in 2019. And then, relative to our performance, the activity levels, as you’ve heard from us in loan production

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

and capital markets, is quite high and with the compensation expense for this year is a little bit higher than before. So that all resulted in us keeping the same range. But we are very focused on expense management and will continue to make sure that the progress there is in line with revenue growth elsewhere. In terms of NII, obviously, we’ve changed our outlook slightly and most of that is due to the competition in deposit markets, the little bit higher rates — the commercial deposit markets, the migration from DDA to the interest-bearing accounts as well as just in terms of the rates base is a little stronger. So we reflected that in our outlook and that impacted NII. Mortgage continues to be tough one to the portfolio growth numbers so that impacted the numbers as well. Is there anything else, Jaimie, that you want to add?

James C. Leonard - Fifth Third Bank - Executive VP & Treasurer

Geoffrey, but the forecast does include some of the funding activity for the MB acquisition now post announcement, which was May 21. So there are some some post funding costs in there.

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

And also, I mean, as it relates to MB, they’re not much but some treatment costs associated with the MB transaction, whether it’s illegal, et cetera. So that’s also impacting the little bit this year.

Geoffrey Elliott - Autonomous Research LLP - Partner, Regional and Trust Banks

Just following up on the NII side. You’ve got 3% commercial loan growth baked in for 3Q, ‘18. That feels like quite a pickup in pace. What, kind of, gives you confidence that you’re able to deliver there and not, kind of, struggle on the NII side, because you’re not getting the commercial loan growth you were hoping for.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Yes, so it’s a one technical comment and then I’ll turn it over to Lars to — for him to comment on activity. Our loan growth towards the end of the quarter is a bit weaker because we had payouts that really happened at the end of the quarter. So obviously, the growth in Q3 will be on that weaker ending balance for Q2. But besides that, obviously, we are seeing good activity. Lars, you want to comment on the state of business there?

Lars C. Anderson - Fifth Third Bancorp - Executive VP & COO

Yes, to your point, the end of period was substantially impacted by 2 things: One, we had a very active and constructive capital markets that allowed us to leverage the investments we’ve made in our platform and investment banking. And frankly, monetize that, and as part of what helped us lead to really, exceptional capital markets record quarter. But let me remind you, we had a record quarter of production in corporate net banking. We had a record quarter of growth in middle-market outstandings, one of the highest production quarters that we have had in years in middle market banking. Our pipeline continue to be very strong. Mike economic environment, the tax reform and other geopolitical issues are very positive and have positioned us very well. As I look at the third quarter as well as the second half of the year, I think that we’re very well-positioned. We selected industries, geographies, and we’ve recruited talent and frankly, have positioned ourselves, I think, to accelerate our growth into the third quarter and frankly, beyond. So I have a high level of confidence that we will be able to deliver, albeit the macro economic environment will need to cooperate.

Operator

Your next question comes from the line of Gerard Cassidy with RBC Capital Markets.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Gerard S. Cassidy - RBC Capital Markets, LLC, Research Division - Analyst

You shared with us — you look at your demand deposits, and this is similar to your peers, it’s not just you folks seeing lower demand deposits on a year-over-year basis. And today, they represented about 31.6% of total deposits. What do you think, if we get to a normalized rate environment, say, by the end of 2019, [fed on to] 3%, where do demand deposits go as a percentage of total deposits? Where do they bottom out?

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Hard to tell, Gerard, because a lot of that also depends on your activity during the treasury management side and your ability to take market share and treasury management, with some of our newly introduced products will help us to achieve. There will probably still continued migration from on the commercial side more so obviously, from demand to interest checking. Jamie, any comments there?

James C. Leonard - Fifth Third Bank - Executive VP & Treasurer

Yes, Gerard, I would say that the DDA migration we experience in the second quarter was perhaps, more elevated than what we will see the rest of this year, in part because we did increase our earnings growth rates during the quarter so the beta on the ECR was about 45%. And so, that allowed and created excess liquidity for our customers that permitted them to pursue alternative investment options to help generate better income for those companies. That was predominantly in the large corporate and mid corporate space. And with that adjustment in our managed rates during the quarter, we feel really good about where our ECs are positioned competitively. And so, I would expect the migration to slow a bit as the Fed continues to raise rates. But to Tayfun’s point, if the Fed continue to raise rates, and we get to a [3%] terminal fund rates, then certainly, the PDAs as a percent of the total will continue to go down, but I don’t think you will see that type of compression that we’ve experienced in the past year.

Gerard S. Cassidy - RBC Capital Markets, LLC, Research Division - Analyst

Very good. And then, in the expansion in terms of the new markets with 100 to 125 branches over the next 36 months, can you guys talk to — us on the proprietary technology you mentioned, what is it — what gives you the advantage obviously, you’re going into markets that are going to be very competitive with other banks, what edge do you think you will have to maybe garner some market share at the expense of others?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Jon, this is Greg. First of all, on the geoscience front, some of the investments that we’ve made in that area that were recognized for there is a great job of really assessing the market opportunities we investor to look at that branch based on business opportunities, consumer growth, directional trends, competitions so it’s a very advanced model. We go into these markets, we have to put those physical branches. I mentioned about the branches we’re putting in are very different than the branches we are closing. Brass more efficient branches, small real estate footprints, smaller square footage of branches itself lower stack and levels and very highly automated we’re going to be markets. But if you think about what we’ve accomplished, we saw the Chicago issue with the MB Financial acquisition, we think it’s a smart way to expand in the Southeast is to build on the franchise that we currently have their with process to reposition 100 to 125 branches from a higher-density legacy markets serve our customers with the best branches and reposition into the southeast we are very comfortable we can achieve from the households. Tayfun mentioned the marketing spend, increasing the market spend, we’ve seen some great results of our investments in marketing, we look at household growth in the last 6 quarters, we have added net new 18,000 new households, consumer deposits over the next 6 quarters have grown close to [$3 billion] So we’ve been very successful, our preferred banking platform is growing significantly so we are encouraged by what we are able to accomplished. It’s really about repositioning and giving our southeast market more opportunity to better serve their communities.

Operator

Your next question comes from the line of Erika Najarian with Bank of America.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Erika Najarian - BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

I also wanted to get some clarity in terms of your guidance relative to the deal. When I compare the slides from the deal presentation and the updated slides today. So when I look back at the MB slide in your presentation, you noted for [4Q ‘19] North Star targets of 16% ROTCE and ROA of $125 million to $135 million. And you mentioned that you thought that the deal would be [200] basis points enhancing to ROTCE and 12 basis points enhancing to ROA. So a little bit confused on the couple of fronts. One, you’re telling us that North Star will be substantially complete by this year and that implies consensus within ROTCE of [13.8] to an ROA of [1.25] But you did retain your ROTCE target for the combined company and your even increased ROA range. So, I guess, I’m wondering what the moving pieces are there. Is the deal going to be really, the substantive catalyst to get to this range and, sort of, what happened to those 2019 enhanced North Star targets?

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Yes so there is absolutely no change in the way we describe the deal — the impact of the deal on our North Star targets. When we made the comment about the North Star initiatives coming to a conclusion here at the end of 2018, that comment was really related to the internal work that is going on to be able to introduce the products and services and also, the expense initiatives. But we will see the impact of that effort throughout 2019, basically leading into our end of 2019 North Star targets. And assuming that the transaction closes in the early part of 2019 and the full year of 2020 clearly, has all the expenses benefits associated with the transaction itself. So that’s it. We’re not changing the impact of the North Star initiatives in terms of their timing. All we’re saying is that the effort to finish the work internally, whether it’s IT, whether it’s organization or whatever are coming to a conclusion. That was the comment, it was not meant to be a comment on financial metrics.

Erika Najarian - BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

Got it. And as a follow-up question to that, your 2020 targets look better than what we saw during the deal presentation but the stock is down 5% at the moment, and I’m wondering, the — going back to Geoffrey’s question on the NII guide, it does look like a modest step down in terms of the NII guide, but I think some of the investors observed that you added a September rate hike. So is the market reading it correctly that you did at a rate hike in there but did downgrade the NII outlook, and therefore, a step down on an apples-to-apples basis is a little little bit more severe. And if that’s the case, is that really because of all the deposits pressing dynamics that you mentioned during the prepared remarks?

James C. Leonard - Fifth Third Bank - Executive VP & Treasurer

Yes, Erika, it’s Jaime. We did pull forward in mind the market expectation but but at a rate hike that was previously expected in December to September and our current guide, and we did reduce the NII outlook, predominantly driven by the commercial deposit migration and costs but also inclusive of some wholesale funding activities related to the MB acquisition. But yes, you are reading that correctly. The one item I would clarify on our forecast, however, is that we do assume in the the [fourth] quarter 1-month LIBOR to fed funds spread impresses from the 16 or so basis points we experience in the second quarter down to 8 basis points or so in the third quarter. And that’s a significant assumption that we would obviously, do significantly better, given that our sensitivity in the C&I composition of the portfolio being roughly tied to 1-month LIBOR but each basis point of spread there is about $1 million per quarter. So that is a significant assumption that is also in the outlook.

Erika Najarian - BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

Got it. If I could just slip one more in. Jamie, you keep mentioning the wholesale funding impact. Could you give us a sense of what the full year wholesale funding impact would be, as we think about the moving parts of the guidance?

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

James C. Leonard - Fifth Third Bank - Executive VP & Treasurer

I would say, of the $30 million or so change in our outlook on NII, I would call it $25 million related to commercial deposits and $5 million related to wholesale funding activity.

Operator

Your next question comes from the line of Ken Usdin with Jefferies.

Kenneth Michael Usdin - Jefferies LLC, Research Division - MD and Senior Equity Research Analyst

A couple of just near term questions for you. First of all, Tayfun, you talked about the third quarter on the seas $600 million despite continued weakness in mortgage. And I think you said earlier that with the expectation of corporate banking with that, hang in this $110 million to $120 million zone. So off of [567], can you just help us understand what the nice lift will be to get you from the second to the third and that $600 million number?

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Yes, there is a couple of others line items in corporate. We are forecasting potential (inaudible) in private equity gains here in the couple of transactions that we have. And obviously, the improvements in — the current success in capital markets will continue. So that sort of — there’s a few other items, nothing big significant we are expecting. Pretty decent growth relative to the seasonal changes. So there’s nothing more than that.

Kenneth Michael Usdin - Jefferies LLC, Research Division - MD and Senior Equity Research Analyst

Okay. So a couple — okay, got it. So on the expense side also, you mentioned that for the third quarter, just from a starting point perspective, that you’re expecting down 1% from the reported [10 37] Are you expecting there to be continued also restructuring costs in there and even MBS-related cost. I would’ve thought that the core expense number would be coming down more than just 1% off of a GAAP number that you just reported at [10 38]

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Yes, the MB Financial related expenses are just trickling down. That is going to probably going through the remainder of the year. There’s a little bit of an increase in technology expenses into the second half of the year as they are similar to our guidance before. And then, we are also expecting continued good business activity driving these strong capital markets and strong origination levels typically result in higher performance comp related expenses. So that’s what’s driving it. We are expecting, since this headcount reduction is going to drive a more runrate number for the fourth quarter, we’re expecting that to be a little bit more stronger in the fourth quarter relative to the third quarter. And then, as I mentioned before, the market expenses clearly are going to drive the quarter-over-quarter change. We will be seeing a fairly sizable increase in our third quarter marketing expense relative to the second quarter marketing expense.

Kenneth Michael Usdin - Jefferies LLC, Research Division - MD and Senior Equity Research Analyst

Okay, got it. And then one last one, just on the — the incremental $100 million or so savings. You mentioned spending part of it on all of these initiatives that you continue to have. Can you help us understand, is that like just a continuous improvement type of thing, where you save another $100 million, you spend another $100 million, so are you are expecting for the third expense based project past 2018, I guess?

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

We clearly, are attending to achieve efficiencies through those customers. We are not going to use those entire savings in order to — and invest in the business. Our guidance of an efficiency ratio in the lower [50s] in 2020 clearly show that we intend to maintain a good chunk of those expenses in our bottom line, even excluding the MB transaction, we are expecting a pretty decent move in our efficiency ratio, which leads to the conclusion that we intend to keep a good amount of these savings. And the other thing that I think needs to be realized is these investments in marketing are going to have an impact on revenue growth going forward, which obviously, also positively impacts our efficiency ratio.

Operator

And your next question comes from the line of Matt O’Connor with Deutsche Bank.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD

I just want to follow up on just the loss line of conversation. As we think about expense growth in 2019 and 2020, if Fifth Third stand alone. I realize we won’t see the numbers because of the deal but obviously, there is some upfront of the investment this year, there is some cost savings coming in. You are coming of what will be a pretty high expense growth this year. So I was hoping maybe you can shed some light on what you think the standalone trajectory of expense growth will be for Fifth Third for the next year or 2.

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Look, I mean, I think you are right that when you look at the expenses this year with all the investment back into the company, we have seen a little bit higher expenses. We anticipate that our 2019 expense growth will be definitely below the levels that you are seeing in 2018, and we would hope that it will be meaningfully so. So the year-over-year change in total compensation expense of $80 million is close to a 2% number on our total expense base off of this year. So those types of actions are intended to slow down expense growth moving into 2019 and 2020, even before you take into account the expense saves issue with MB Financial. So it is a little bit too early to provide guidance for expenses in 2019. But as the management team, we are extremely focused in achieving a significantly lower expense growth in 2019.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD

Okay. So the 4% to 5% expense growth you’re for this year layering (inaudible) or cost saves that you’ve talked about, kind of, would get you into maybe that [2% or 3%] of sales for bottom line, which I think would be both more reasonable and well received. So — and if you fill the color on that road, that would be helpful.

David Joseph Long - Raymond James & Associates, Inc., Research Division - Senior Analyst

And then just secondly, you’re the leveraging the MB if I franchise. What about potential loan from of our liquid large in commercial real estate and have some indirect consumer that you guys haven’t really done in the past. I guess, you could argue either that could be synergies introduced to you guys or there might be some rightsizing of that acquired book to align to your underwriting and strategy?

James C. Leonard - Fifth Third Bank - Executive VP & Treasurer

Yes, Matt, it’s Jamie. I think, a good way to think of revenue synergies is that it’s inclusive of customer attrition, just normal branch closure type of activity. When it comes to the actual loan book coming over through due diligence and through the last 2 months of efforts, since the deal has been announced, we are comfortable with the indirect portfolio that they have coming over and maintaining, but our revenue synergies don’t assume any significant changes to that book of business. The revenue synergies that are outlined on Slide 15, the first 2 categories really highlight what MB brings to the table in terms of our ability to link and leverage their products and experience predominantly in the Business Banking and ABL and leasing, whereas the next 3 categories are more of what Fifth Third brings to the table. So we just wanted to frame up where we see the opportunities on the combined business, and we are confident in our ability to drive those synergies.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Operator

Your next question comes from the line of John Pancari with Evercore ISI.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Regarding the MBF deal, I know you indicated so far minimal disruption to the deal. Regarding the banker lockups, I know it was asked about on the deal call by Mitch Feiger, it was unclear if Mitch was indicating that there was definite lockups or not. Were key bankers locked up and can you give us a little bit of detail around that?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

First off, it’s Greg. I’m really pleased. As we get into this transaction and discussions with MB Financial, we are extremely pleased with the talent that they have and our ability to bring together the best-in-class in our Chicago market. So part of the retention of these bankers starts with the leadership in our model in the Chicago market, how are we are going to run that business. With Mitch as the CEO of that business going forward, the Senior commercial middle-market banker, will lead that market for us so it starts from the retention perspective. The fine leadership team that we have done and communicate without how we’re going to operate in that market. And also, the combined opportunities we bring the 2 franchise together can be leveraged across the market and advanced capabilities we have in capital markets and so forth but the customer base, the capability to leverage in equipment financing in our core middle-market national level. Those things, when you put together, were extremely attractive, I believe, to the MB Financial team and to the Fifth Third team. So the environment that we’re creating is best-in-class, to better serve our customers and then give our sales people and our teams more resources to offer into the marketplace. So that’s going very well. In addition to that, in key situations, we have provided lockdowns for those individuals through the transition and beyond to make sure that we have the right leading organization. Once again, the key thing is our business model and combined the best of talent in that marketplace as, I mentioned, of the current MB Financial team will be in place from the combined perspective when we close this deal from a leadership role. So I think, net-net, we feel real comfortable. We haven’t really seen any concerns in that area yet. We work hard to get that right. We work hard to communicate effectively to all the MB financial employees as well as our own Chicago employees, which is extremely important, and we’ve done a nice job of thinking that Mitch and his team have done a fantastic job of really putting around the customer base.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Okay, got it. On the large corporate side, you mentioned large corporate banking activity and originations that you’re seeing. What are the yields that you’re seeing, new money yields, on your corporate paper that you’re bringing onto the balance sheet and then what’s the total size of your current balance as of June 30?

James C. Leonard - Fifth Third Bank - Executive VP & Treasurer

Yes, a couple of things there. First of all, what we are seeing in the corporate banking space is extremely aggressive, there’s no question about it. So we’re meaning to be very selective. We have shared with you our industry verticals. The new industry verticals, which we have introduced, where we can beget outsized returns. We are not just looking at it from a credit perspective. We look at it from a total relationship perspective. That’s our strategy. But I would tell you that largely, the commercial originations that we’re seeing today, while they are under some pressure, largely reflect our overall portfolio that we have in our company. What we are being able to execute on again, getting to relationship is, we told you, we were going to make North Star investments in capital markets and other capabilities where leveraging those successfully in that corporate banking space specifically. That’s helping us to drive a record level, not just corporate lending activities but also capital market activities for our company.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

And in terms of the coupon, John, that’s between 4% and 4.5% in terms of production, they are fairly close to what the portfolio yields are.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Correct. John, the other question you had was the share downs per credit balance. Our balance was actually down a couple billion over the last several quarters, it’s roughly $26 billion today. As Lars said, the mass credits are tighten deep relationships credit only, we feel very good about it. And from an asset quality perspective, the shared national portfolio has less than 3% criticized assets, continues to perform exceptionally well and diversifies our portfolio across the enterprise.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Yes, one thing I would just add to that is the single largest driver of our commercial loans growth this quarter was core middle market, it was not corporate banking.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Got it. Okay. And that balance, is that new definition, correct?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Correct.

Operator

Your next question comes from the line of Scott Siefers with Sandler O’Neill.

Robert Scott Siefers - Sandler O’Neill + Partners, L.P., Research Division - Principal of Equity Research

One quick question on just the profitability program. You guys total this morning. I think you guys total $100 million to $125 million in cost savings, Greg you mentioned some of the procurement stuff you guys with detail through the quarter. That latter procurement stuff, that’s already included in the $100 million to $125 million.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Yes, that’s correct.

Robert Scott Siefers - Sandler O’Neill + Partners, L.P., Research Division - Principal of Equity Research

So there’s no new dollar amount coming out in the next 90 days.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

That’s correct.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Robert Scott Siefers - Sandler O’Neill + Partners, L.P., Research Division - Principal of Equity Research

Okay, perfect. And then if I can just get back to new 2020 targets, I just want to make sure I’;m clear, I still understand exactly what is change from the enhanced target as I look that we have this morning and then you guys had also detailed the revenue enhancements from MBFI. Are those the 3 changes that have taken place since?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Yes, with respect to the current year numbers, Scott, some of these are obviously, a little bit elevated on an annual basis for 2018. So the incentive comp numbers, et cetera, are a little bit elevated beyond what the normal run rates would be. So these are not all made, as we look into 2019 and 2020. And it’s important to consider that. And also, in terms of year-over-year expense growth, when I was answering a previous question, the expense growth expectations into 2019 are clearly going to be below what we have here in 2018. And then, revenue growth associated with both North Star initiatives and other investments, those are all baking into our production targets — our performance targets for the end of next year and-into 2020. So all of these are — I think, we’ve been consistently raising these targets, as we see our performance moving up, whether it’s due to some environmental factors, such as tax rates or higher expectations on other efforts and then now plus MB, we are moving on to that [18-plus] range in return on tangible capital and then we are raising our ROA guidance along those expectations.

Operator

Your next question comes from the line of Mike Mayo with Wells Fargo.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division — MD, Head of U.S. Large-Cap Bank Research & Senior Analyst

Could you elaborate more on the increase in marketing? I think, you said related to credit card but why now in which markets? And does that tie into your expense strategy in the Southeast and can you just confirm your expansion strategy in the Southeast is more commercial than consumer or maybe it’s consumer too, just shed more light on that if you could.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Hey Mike, it’s great. one comment on the marketing. A large majority of the marketing spend, Mike, is related to the retail deposit household growth. There is a portion that goes into credit cards but a significant amount of those dollars actually are intended to generate retail consumer deposits and household growth.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

And only I would add to that, there is we have been very successful, Mike, as we alluded to going, going household. It’s really across not just our legacy footprint but also in our growth markets in the southeast. We’ve been very successful. We measure everything here, as you know. And when you look at the in put in place and we’re in how best the market opportunities we will be in the best returns, we have tested over the last year plus between worth extremely well and there’s a bigger because it’s a bigger outcome there an opportunity for us. So we decided to invest from resources, additional resources, than planned in continue to marketing at a higher level, given the success rate that we’ve already had. You are seeing that in our consumer deposit we are on the last 6 quarters I mentioned earlier in our household growth and especially, our preferred banking platform in the customer acceptance what we’re seeing there from a growth perspective. So that’s positive. When we talk about repositioning in Southeast, obviously, we’re going to continue to invest in our commercial business especially, core middle-market, extremely important to us. We are seeing but mentioned in large reiterated, we are seeing record performance in loan originations across our footprint but especially, in these markets also. But the investments we’re going to make that reposition our branch network is just thoughtful thinking about how best to serve our customers and grow our business. As you know, coming out of the crisis we have invested heavily in those high-growth southeast market coming

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

of of some exhibitions we think the smart way of doing that is those markets these are some of the advancements that we have made plus the branches a much smaller footprint of branch and (inaudible) lower cost branch in those markets to better serve the consumer base customers there and Business Banking customers.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - MD, Head of U.S. Large-Cap Bank Research & Senior Analyst

And when you say those markets in the Southeast, which specific markets?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

You know, obviously, the Carolinas, the Georgia Atlanta area in the Northern (inaudible) you’ve got — you look at Tennessee and Nashville in particular, parts of Florida, wherever the opportunities sits for us.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - MD, Head of U.S. Large-Cap Bank Research & Senior Analyst

So this is de novo branch expansion in states where you don’t have currently branches except for Florida?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

No, we have branches in all those areas that I mentioned before. We’re just, once again, not level of density that we need, I think, to better serve the market in leverage our processing services and marketing spend in those markets. So it just goes back to I’m just like Nashville additional branches Missus Nashville, Atlanta, we’ve got 38, 40 branches there. There’s more on the support of those communities. So just being thoughtful how best to grow in the market from a legal perspective and a Business Banking perspective, is what we’re looking at.

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - MD, Head of U.S. Large-Cap Bank Research & Senior Analyst

And last question on that. Just longer term, like 3 to 5 years, how much larger would you like consumer to in the Southeast?

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

I’d tell you, from a growth perspective, how are you measuring that growth, Mike, when you say how much larger, from a deposit perspective?

Michael Lawrence Mayo - Wells Fargo Securities, LLC, Research Division - MD, Head of U.S. Large-Cap Bank Research & Senior Analyst

Consumer revenues, consumer deposits? I mean, are we thinking about doubling the share there, reallocating capital.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

We would like to grow significantly. I think, we can grow significantly in those markets and take market share in the Southeast markets based on things we have in place, our capabilities and what we’ve seen with some of the advancements that we’ve made our marketing capabilities in the process services that we offer. So we really think we can take share we can grow deposit betas and at disproportionate levered in our legacy markets, we think we are well positioned to do that. We just can do smart but how we add to it. But it’s just going to be a balanced mix.

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JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Maybe, Mike, one beta point to help frame up the size of the opportunity in the southeast, is we have roughly 300 financial centers in the Southeast today, on average about, [$35 million] per branch as you look at the make Midwest. We have almost 900 and they average about [$53 million] in average deposits per branch. So it highlights the weakness of the network, the overall network in the southeast and what that opportunity might look like when you’re finished building out that network and what that is.

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

And in terms of this sort of look at branch growth perspective, you’re looking at a growing new branches in the key South markets by approximately 35% to 40%. So that’s the next 2 to 3 years worth of expansion.

Operator

And your final question comes from the line of Chris Marinac with FIG Partners.

Christopher William Marinac - FIG Partners, LLC, Research Division - Director of Research

As you expand in the Southeast with the new branches, to what extent does that influence the deposit beta? Do you have rate specials embedded as you execute these?

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

Chris, you have to realize that we are talking about a 2- to 3-year extension. So there is at this point, I think the expansion itself is not going to have an impact in this rate environment. We will update that for you as this continues. Because, obviously, unlike branch closings, branch openings, take a little bit longer. So let us wait. And how that process goes before we show you an impact on deposit.

Christopher William Marinac - FIG Partners, LLC, Research Division - Director of Research

Sounds good. And can you expected a change on LCR as next couple of quarters unfold?

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

The one — are you asking from a regulatory standpoint or from a Fifth Third specifically?

Christopher William Marinac - FIG Partners, LLC, Research Division - Director of Research

Really I guess the regulatory would be great.

Gregory D. Carmichael - Fifth Third Bancorp - Chairman, President & CEO

Randy obviously, some attention, which is going to have to wait and see whether if there are any changes associated with LCR. Within his comments, he appeared to refer to liquidity measures that we’re just going to have to wait and see.

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PRELIMINARY

JULY 19, 2018 / 1:00PM, FITB - Q2 2018 Fifth Third Bancorp Earnings Call

Tayfun Tuzun - Fifth Third Bancorp - Executive VP & CFO

And for Fifth Third specifically, the one item that you saw in the quarter, the LCR did increase as we begin to position the portfolio into greater allocation to Level 1, as we prepare for MB’s balance sheet to come over, which deal amounts would be some LCR dilution from the composition of their investment securities portfolio. So we will continue to migrate ours a little bit higher in advance of a first quarter close.

Sameer Shripad Gokhale - Fifth Third Bancorp - Senior Director of Investor Relation

Okay, thank you all for your interest in Fifth Third Bank. If you have any follow-up questions, please contact the Investor Relations department, and we will be happy to assist you. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.